Exhibit 99.1

July 8, 2022

Dear Shareholder:

On behalf of the Board of Directors, I am pleased to invite you to the 2022 annual general meeting (“AGM”) of Yatra Online, Inc. (the “Company”).

This letter serves as your official notice that the AGM will be held on Wednesday, August 24, 2022 at 6:00 PM, local time, at our India office located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20, Gurugram-122008, Haryana, India.

This year you will be asked to vote on the following proposals:

1. Approval of an ordinary resolution to re-appoint Mr. Dhruv Shringi, Class III director nominee, to the Board of Directors to serve for a three-year term expiring at the 2025 annual general meeting;

2. Approval of an ordinary resolution to ratify the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2023; and

3. Approval of a special resolution to adopt Seventh Amended and Restated Memorandum and Articles of Association of the Company.

The Board of Directors recommends a vote FOR Proposal Nos. 1, 2 and 3. These proposals will be described in the Proxy Statement, to be filed in due course, which you are encouraged to read fully. We will also consider any additional business that may be properly brought before the AGM.

The Board of Directors has fixed June 29, 2022 as the record date for the determination of shareholders entitled to notice of, and to vote at, the AGM and any adjournment thereof. Only holders of record of ordinary shares and Class F shares of the Company at the close of business on the record date are entitled to notice of, and to vote at, the AGM. At the close of business on the record date, the Company had 5,84,20,654 ordinary shares and 18,54,871 Class F shares issued and outstanding and entitled to vote.

It is important that your shares be represented at the AGM, so whether or not you plan to attend in person, please vote by proxy on the Internet at www.cstproxyvote.com or by completing, signing, dating and returning the enclosed proxy card in the envelope provided. If you attend the AGM, you may revoke your proxy and vote in person.

If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by that entity in order to vote your shares. Please note that if your shares are held in the name of a bank, broker or other nominee and you wish to vote at the AGM, you must first obtain a proxy issued in your name from that record holder prior to the AGM and bring the proxy to the AGM.

Sincerely,

Dhruv Shringi
Director and Chief Executive Officer